SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings IBEW 486 Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of U.S. dollars)	2016	2015
Assets
Investments at fair value (Note 3)	$ 8,511	$ 7,493
Notes receivable from participants	150	134
Net Assets Available for Benefits	$ 8,661	$ 7,627

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of U.S. dollars)	2016
Additions
Contributions
Employee contributions	$ 530
Employer contributions	253
783
Investment Income
Net appreciation in fair value of investments (Note 3)	373
Interest and dividend income	281
654
Total Additions	1,437

Deductions
Benefits paid to participants	403
Total Deductions	403
Increase in Net Assets Available for Benefits	1,034
Net Assets Available for Benefits
Beginning of Year	7,627
End of Year	$ 8,661

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings IBEW 486 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries that have attained the age of 21 and are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW) 486. The Plan excludes employees hired under the Company’s student program.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 60 per cent of their eligible compensation or $18,000, subject to certain limitations under the Internal Revenue Code (the Code). Participants age 50 or older who make deferral contributions may also make catch-up contributions of up to $6,000. The Company will match 100 per cent of each participant’s contributions up to a maximum of five per cent of the participant’s compensation for the Plan year. To be eligible for employer-matching contributions participants must have completed one year of service. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant's request (rollover).

Participant Accounts

Each participant’s account is credited with the participant’s and Company's contribution and an allocation of the Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund. Plan expenses are generally paid by the Company, which is the Plan Sponsor. Participant accounts are charged an administration fee related to their outstanding loans.

Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, the investment contributions are allocated to the Plan's qualified default option, Fidelity Freedom K target date funds, based upon the participant's expected retirement date.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may allocate up to 10 per cent of contributions into TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock, subject to a 10 per cent maximum account value. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting

Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon. Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant’s request.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. The interest rate on notes outstanding at December 31, 2016 was between 4.25 per cent and 4.50 per cent (2015 - 4.25 per cent). Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of his or her contributions after the age of 59½, subject to certain conditions. Participants may receive benefits commencing on or after the age of 55 provided they have terminated their employment with the Company.

Forfeitures

As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts. Employer contributions that are not vested are forfeited if the participant's employment is terminated for reasons other than death or retirement, and are used first to pay administrative expenses and next to reduce future employer contributions.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transaction. Certain investment related expenses, including management fees, are paid by the mutual funds the Plan invests in; including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would be 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.

Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants

Notes Receivable from Participants includes the unpaid principal balance plus accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Other Revenue

The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan that was paid from the mutual fund holdings sponsored by an affiliate of the Trustee. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or be allocated to participants. Income from revenue sharing during 2016 was $478 of which nil (2015 - $2,793) remains available at December 31, 2016 for allocation to participants or to offset future plan expenses.

Payment of Benefits

Benefits are recorded when paid.

Changes in Accounting Policies for 2016
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This new guidance was effective January 1, 2016, and was applied retrospectively and resulted in changes to disclosure. ASU 2015-12 eliminates disclosure requirements for individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. It also states that investments of employee benefit plans will be grouped only by general type and if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy is no longer required.
NOTE 3:                 INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TransCanada Stock Fund, which invests in securities of a single issuer.

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2016 or 2015.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual Funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows:

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of U.S. dollars)	2016	2015
Mutual funds	$ 8,340	$ 7,377
Common stock and other	171	116
Investments at Fair Value	$ 8,511	$ 7,493

The categories above for Mid/Large Cap Stock and Fixed Income include target dated funds in the amount of $2.1 million and $1.9 million as of December 31, 2016 and 2015, respectively.

Net Appreciation in Fair Value of Investments

Net Appreciation in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)	2016
Mutual funds	$ 328
Common stock	45
Net Appreciation in Fair Value of Investments	$ 373

NOTE 4:                 INCOME TAXES

Effective November 13, 2015, the Plan was restated to a volume submitter plan as covered by an Advisory Letter from the Department of Treasury. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2016, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee, therefore these transactions qualify as party-in-interest.

At December 31, 2016, Plan investments included $169,687 (2015 – $114,810) of TransCanada common stock and $1,297 (2015 – $1,206) in a stock purchase account.

NOTE 6:                 SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date these financial statements were issued.

TransCanada completed the sale of TC Hydro to Great River Hydro, LLC, an affiliate of ArcLight Capital Partners, LLC on April 19, 2017. Transferring employees were terminated from TransCanada and commenced employment with Great River Hydro. A resolution to terminate the Plan was executed effective April 19, 2017. As a result, all employees are fully vested in their account balances.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

EIN #: 98-0460263
PLAN #: 004

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

*	Fidelity® 500 Index Fund	Mutual Fund		$1,827,006
	Baron Asset Fund Institutional	Mutual Fund		1,264,420
*	Fidelity® International Discovery Fund	Mutual Fund		702,102
	JP Morgan Equity Income Fund	Mutual Fund		641,233
*	Fidelity® Government Retirement Money Market II Portfolio	Mutual Fund		526,283
*	Fidelity Freedom K® 2035 Fund	Mutual Fund		466,055
*	Fidelity® Small Cap Index Fund	Mutual Fund		409,899
*	Fidelity Freedom K® 2045 Fund	Mutual Fund		392,179
*	Fidelity Freedom K® 2030 Fund	Mutual Fund		356,689
	Mainstay Large Cap Growth Fund	Mutual Fund		314,558
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		288,847
*	Fidelity Freedom K® 2040 Fund	Mutual Fund		244,430
*	Fidelity Freedom K® 2050 Fund	Mutual Fund		189,437
*	Fidelity Freedom K® 2015 Fund	Mutual Fund		157,823
	Artisan Mid Cap Value Fund Inv. Share	Mutual Fund		144,710
*	Fidelity Freedom K® 2020 Fund	Mutual Fund		131,142
*	Fidelity Freedom K® 2055 Fund	Mutual Fund		100,284
*	Fidelity Freedom K® 2025 Fund	Mutual Fund		95,751
*	Baird Core Plus Bond Fund	Mutual Fund		66,087
*	Fidelity Freedom Income Fund®	Mutual Fund		8,443
	Vanguard Total International Stock Index Fund	Mutual Fund		6,862
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		2,940
*	Fidelity® Extended Market Index Fund	Mutual Fund		1,882
	Causeway Emerging Markets Fund	Mutual Fund		1,180
	Total Mutual Funds			$8,340,242

*	TransCanada Corporation	Common Stock		169,687
*	Fidelity Cash Reserves	Stock Purchase Account		1,297
*	Participant Loans	Interest rate ranging from 4.25% to 4.50% maturing through 2021		149,489
	Total Investments			$8,660,715

*  Represents a party-in-interest (Note 5)
** Omitted as investments are participant-directed

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2017

TransCanada 401(k) and Savings IBEW 486 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee